May 9, 2013

VIA EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:            Corporate Resource Services, Inc.
Form 10-K for Fiscal Year Ended September 28, 2012 Filed December 21, 2012
Form 10-QT for the Three Months Ended
December 28, 2012 Filed February 11, 2013
File No. 000-30734

Dear Mr. Spirgel:

In furtherance of conversations with Mr. Robert Shapiro of the Division of Corporate Finance, we are submitting a marked version of Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended September 28, 2012 of Corporate Resource Services, Inc. (the “Company”) that was filed on May 7, 2013, reflecting all of the changes made to the Company’s Form 10-K that was filed on December 21, 2012.

The changes contained in Amendment No. 1 are in response to the comment letters of the Staff of the Securities and Exchange Commission and are consistent with the responses provided to the Staff in our response letters dated March 20, 2013 and April 23, 2013.  We believe that all of the comments of the Staff have been resolved.

*****

I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

      By:            /s/Michael J. Golde
                                    Michael J. Golde
                                    Chief Financial Officer